FRANK J. HARITON, ATTORNEY AT LAW

1065 Dobbs Ferry Road, White Plains, New York 10607

TEL (914) 674-4373

FAX (914) 693-2963

November 14, 2011

Larry Spirgel, Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

Re:

Hanover Portfolio Acquisitions, Inc.

Registration Statement on Form S-1 – Amendment Number 1

File Number 333-176954

Ladies and Gentlemen:

We are filing amendment number one to the above registration statement and this letter responds to the staff’s letter dated, October 17, 2011 (the “Letter”).  The numbered comments correspond to the comments in the Letter.

We have updated the amended filing to include results, analysis and reviewed financial statements to September 30, 2011since our third quarter 2011 results became available since our initial filing. Our initial filing included results, analysis and reviewed financial statements only to June 30, 2011.

Comment 1

After discussions with the staff, we have limited the number of shares the non-affiliated selling stockholders were allowed to offer to 33% of their respective holdings. Hence, the offering has been reduced from 1,541,413 shares to 812,153 shares. The numbers have been revised throughout the filing and the Principal and Selling Stockholders table was updated.  Because the non-affiliate selling stockholders are not underwriters, we are not requiring them to sell at a fixed price.

Comment 2

On page 3 of the filing, the 3 instances of the term “broker dealer” has been amended with “market maker”.

Comment 3

To offer more disclosure statements where needed regarding Mr. Mann’s position as sole director, officer and employee and to clarify the scope of hours of Mr. Mann, the following statement has been added:

“Mr. Mann is our sole director, executive officer, and employee; devotes limited time to our business; and is under no employment obligation. It is estimated that Mr. Mann will devote no more than 10 hours per week to our business and that the amount of hours may change as our business strategy is executed.”

The above statement was added to the following locations in the filings:

•

Prospectus Summary. Under the heading “Summary Directors, Officers, Employees”.

•

Risk Factors. Under the risk factor pertaining to potential conflicts of interest to Mr. Mann’s time.

•

Risk Factors. Under a factor pertaining to Mr. Mann’s employment situation with Company.

•

Under heading “Employees”

Comment 4

We amended the filing to show the holdings of 3 principal shareholders under the Risk Factor pertaining to stock ownership and control. This information was also added to the Prospectus Summary on page 6 under the heading “Stock Ownership and Control” as requested.

Comment 5

Below we are providing supplemental information on HAMI’s activity to show that we have continually been an active company since our inception.

Our business involves the purchase, management and strategic resale of debt portfolio assets among other actions and responsibilities required to operate a business. Company has been active from inception through the current date performing one or more of these functions at any one time.

Subsequent to the asset acquisition November 11, 2008, we separately purchased a portfolio comprised of 1,743 credit card accounts with a face value was $5,132,852 and a purchase price of $141,153 paid in full at the time of purchase. This portfolio was purchased from West Asset Management, Inc. (a non-affiliated seller) with a closing date of November 25, 2008.

Since our inception, we have continued to actively manage our portfolios, manage our business and monitor the industry. Company has continually generated revenue from the collections on its assets in every monthly period since January 2009 to date.

From 2009 and into 2011 we have performed strategic sales of segments of our portfolios as indicated under the section “Our Business” Subsection “Overview” on pages 23-24. We utilized debt asset brokerage firms including Runci Group, LLC and International Credit Services, LLC to assist in the strategic sales of portfolio. Some of the portfolios we have sold include the following:

Date

Face Value

Sale Price

Buyer

August 25, 2009

$3,470,803

$41,125

National Credit Works, Inc.

August 31, 2010

$21,936,982

$26,324

Jacobs Marsh, LLC

January 3, 2011

$4,210,118

$18,846

Bramwell Investments, LLC

Comment 6

To clarify our ability to cover our expenses over the following 12 month period, we have added the following clarifying statement:

“Over the following 12 month period, we estimate our operating expenses to be approximately $90,700 including higher initial professional fees to cover our public listing process. These expenses exclude an allocation to collection agency fees as those expenses are paid out of gross revenue as a percentage. We therefore believe that we have sufficient cash on hand to meet our operating expenses over the following 12 month period without an infusion of additional capital and without including revenue from collections which we have received in every monthly period from January 2009 to date. It is our plan to raise $15MM in capital to grow our business. Should we successfully fund our business, our expenses will increase. Irrespective of the size of our capital raise we will budget a sufficient amount of funds to operate our business. Please see the section titled “Strategy” for more information regarding our milestones, projected costs and timetables.”

The above statement was added to the following locations in the filings:

•

Under the Risk Factor pertaining to our limited resources.

•

Under the Risk Factor pertaining to the possibility of being unable to access external sources of financing.

•

 Under the heading “Liquidity”

Comment 7

For clarity we have removed the word “substantially”. One hundred percent of our collections are performed by an outside agency.

Comment 8

As of the date of the previous filing, Mr. Mann had involvement with a company that was related to the debt industry. Although at that time, he felt that a conflict of interest pertaining to opportunities was extremely unlikely, it was possible and therefore this disclosure was made. As of the filing of this amendment, the involvement in that company no longer exists and therefore there remains no conflict of interest pertaining to opportunities. The paragraph on page 7 has been amended to reflect this.

Comment 9

On page 9 of the filing, we have amended the filing to indicate the average cost of being a public company to be $30,000 per year. We included statements indicating that these costs can be greater should we be able to capitalize and grow the business which may result in a corresponding increase in size and complexity of our operations.

Comment 10

We have relocated the clause “(as is the case herein)” to remove the possibility of a misunderstanding.

Comment 11

We have indicated that the non-affiliated selling shareholders received their shares in our 2008 acquisition of The Hanover Group, LLC.  This transaction was exempt under Regulation D as all of the members of The Hanover Group., LLC were accredited investors as indicated in the Form D filed by Hanover Asset Management, Inc. (California) at the time.

Comment 12

We have largely rewritten the entire MD&A section to include the additional required information. The section now includes much more analysis, drivers and reasons for period to period changes. We also included information on commitments and uncertainties that can have an impact on our operations and profitability in addition to future prospects.

Comment 13

We have largely rewritten the entire MD&A section to include the additional required information. The section now includes much more analysis, drivers and reasons for period to period changes. We also included information on commitments and uncertainties that can have an impact on our operations and profitability in addition to future prospects.

Comment 14

We have added clarity throughout the filing by adding that we intend to raise $15MM wherever we state that we intend to raise capital as listed below.

•

Page 7 – Risk Factor regarding external sources of financing.

•

MD&A – Overview

•

MD&A – Commitments and Uncertainties

•

MD&A – Sources of Revenue

•

MD&A – Results of Operations – Revenue

•

MD&A – Liquidity

•

Strategy – First paragraph

•

Strategy – Second paragraph

The statement pertaining to not having a specific plan to raise capital was removed from the MD&A under the “Liquidity” heading. The intent of this statement was to clarify that we are not raising capital as part of the filing of our registration statement (as opposed to after our listing which we indicate). We believe that it is now clear that we will be waiting till after we are listed to seek funding and we have numerous statements throughout the filing indicating this.

Comment 15

Under the heading “Liquidity”, we have added information to show both our costs over the following 12 months excluding costs associated with becoming and being publicly listed and our operating costs over the following 12 months including costs associated with becoming publicly listed. We have amended the filing to indicate the average cost of being a public company once we are publicly listed onward to be $30,000 per year with statements indicating that this can be higher should we be able to capitalize and grow the business which may result in a corresponding increase in size and complexity of our operations.

Additionally, we added information to indicate that the following 12 months of costs include higher onetime costs associated with our listing process. Once we are listed, we anticipate the average costs to be a public company to be $30,000.

Comment 16

We have added information under the section “Liquidity” to give the amount of our operating expenses and to clarify our ability to cover those operating expenses excluding public company costs over the following 12 month period. We also added our operating expenses over the following 12 months including initial fees and cost pertaining to our public listing process.

Comment 17

We more clearly state the source and date in the filing for any references that is needed. We have provided more information below as to what we stated in the filing and where the news release or report can be found online. We will provide copies of the news release or report supplemental to the filing.

Equifax news release dated July 1, 2011 release. Internet Link provided below and article provided on a supplemental basis. The following statements are publicly available at the internet links listed below:

http://phx.corporate-ir.net/staging/phoenix.zhtml?c=92013&p=irol-newsArticle_Print&ID=1581728&highlight=

Our Filing States (Paragraph 1 under the heading “Industry Overview”):

Consumer credit card growth, which has been on the decline for about three years, appears to be showing signs of improvement again, according to data Equifax Inc. news release dated July 1, 2011. In that news release, Equifax stated that new bankcard account originations increased 35% during the 12 months ended March 2011 and credit lines also expanded incrementally. Equifax  also stated in that news release that the increase in new card accounts is “a sign card lending competition is heating up” and that despite concerns of the economy relapsing, several current metrics indicate the credit cycle is stabilizing—even growing somewhat as consumer payment behavior improves.

Equifax news release dated November 2, 2011. Internet Link provided below and article provided on a supplemental basis. The following statements are publicly available at the internet links listed below:

http://phx.corporate-ir.net/staging/phoenix.zhtml?c=92013&p=irol-newsArticle_Print&ID=1625022&highlight=

Our Filing States (Paragraph 1 under the heading “Industry Overview”):

While total outstanding debt continues to decrease, consumers are beginning to utilize bank credit cards and retail credit cards more, with both sectors seeing balance increases over the past four months (June - September 2011).

And

Our Filing States (Paragraph 1 under the heading “Industry Overview”):

Recent signs of card credit growth driven by $41 billion credit increase from February - September 2011. September 2011 bankcard delinquencies are 35% lower than September 2010 levels.

Federal Reserve G.19 statistical release dated November 7, 2011. Publicly available at the following link:

http://www.federalreserve.gov/releases/g19/Current/

Our Filing States (Paragraph 2 under the heading “Industry Overview”):

We extracted results from the release of the Federal Reserve G.19 statistical release dated November 7, 2011. Including:

-Total consumer revolving debt decreased slightly to $789.6 billion in September 2011 from $790.2 billion in August 2011.

-That the consumer revolving debt has stabilized to a very narrow range that fluctuated up and down month to month throughout the entire 2011 year with a range high of $795.9 to a range low of $789.6 billion in September 2011.

-That consumer revolving debt was at a high of $941.9 billion in 2007 and decreasing year to year.

We removed the following from our filing:

PaymentsSource interview with Fitch Ratings, Inc. dated August 26, 2011. Available online at www.paymentssource.com. Link to article is shown below.

http://www.paymentssource.com/news/fitch-bankcard-charge-offs-decline-3007609-1.html

We removed references to the above article as the numbers quoted referenced another article. Although the information may have been of interest to some readers, it was not important for this section.

We removed the following from our filing:

Regions Financial Corp. The reference to their plans as explained by David Turner, CFO at an investor conference in June 2011was removed due to limited access to the article.

Comment 18

In the “Strategy” section, we provided additional information regarding our milestones, costs over 12 months from funding and planned timelines as requested.

Comment 19

We added clarity as to the amount we plan on raising under the heading of “Strategy” on page 27in two places.

Comment 20

In the first paragraph under the heading Portfolios, we have now clarified that the accounts from our asset purchase agreement of November 11, 2008 are viable and actively in the collections process. We also clarified the amount of these accounts still owned as 290 accounts with a face value of $424,135.

In the third paragraph under the heading Portfolios we sum up all the accounts we own. It is here that we added information to more clearly explain why all the account we own are viable assets. The reason the accounts remain viable is that these are the accounts we retained from our portfolio sales because the accounts had payment arrangements in place or that there was collection history that would cause us to believe there is a higher propensity to pay.

Comment 21

In the second paragraph under the heading Portfolios, we added information to clarify that we retained ownership of 183 accounts with a face value of $531,801 of the accounts we acquired subsequent to our initial asset purchase.

In the third paragraph under the heading Portfolios we added information to more clearly indicate that the total number of 473 accounts we own are the sum of the accounts from our asset purchase agreement (290 accounts) and the separate subsequent portfolio purchase (183 accounts).

Comment 22

Although all the accounts owned are out of statute, with the exception of 7 accounts representing one percent of the face value owned (7 accounts with a face value of only $9,579) all accounts are reported to the credit bureaus (under 7 years).

Paragraph 3 under the heading “Portfolios” on page 28 has been amended to clarify the above point. Additionally, the average charge of date was amended from 12/17/2005 to state 03/29/2006 as some of the year 2007 accounts were not included in the previous date average calculations.

Please note that any older accounts that came from the assets acquired under the asset purchase agreement were sold in 2 parts, one part in August 2010 and the other part in March 2011. We retained what are now 290 accounts from those sales because the accounts had payment arrangements in place or that there was collection history that would cause us to believe there is a higher propensity to pay. We have generated revenue from these portfolios in every monthly period from January 2009 to date.

Comment 23

Under the heading “Executive Compensation” we added the Summary Compensation Table as requested and as shown below.

SUMMARY COMPENSATION TABLE
The following table sets forth the cash and non-cash annual remuneration of the officers and directors:

Year	Name of individual or identity of group	Capacities in which remuneration was received	Salary	Bonus	Stock Awards	All Other Compensation	Aggregate remuneration
2011	Michael Mann	President and CEO	$20,500	$0	$0	$0	$20,500
2010	Michael Mann	President and CEO	$20,750	$0	$0	$0	$20,750
2009	Michael Mann	President and CEO	$53,100	$0	$0	$0	$53,100

Comment 24

Under the heading “Executive Compensation” on page 37, we have added the following statement “Mr. Mann may set his own compensation because he is the sole director and officer of the company”.

Comment 25

Under the heading “Executive Compensation” on page 37, we have added the following paragraph to add clarity over Mr. Mann hours:

“It is anticipated that in the short term, Mr. Mann will devote no more than 10 hours per week to our business. The future quantity of hours required of Mr. Mann is difficult to anticipate at this time because as stated in our strategy, it is our intention to hire a new full time president who in turn may hire additional personnel as needed should we be able to capitalize and grow our business. It is likely at that time, Mr. Mann’s efforts will shift more to his position as Chairman of the Board directing and overseeing the direction and growth of our business.”

Comment 26

We have added disclosures regarding the loan from U.S. Debt Settlement and its subsequent repayment under the section heading “Certain Transactions”.

Please feel free to call me at 914-674-4373 if you have any further questions or require additional information.

Very truly yours,

/s/ Frank J Hartiton

Frank J. Hariton